Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Dividend Capital Trust Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-113170) on Form S-3 of Dividend Capital Trust Inc. of our report dated February 10, 2004, with respect to the consolidated balance sheets of Dividend Capital Trust Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholder’s equity (deficit), and cash flows for the year ended December 31, 2003 and the period from inception (April 12, 2002) to December 31, 2002, and the related schedule III, which report appears in the December 31, 2003, annual report on Form 10-K of Dividend Capital Trust Inc.

KPMG LLP

Denver, Colorado
March 16, 2004